Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

617 482 8260

eatonvance.com

March 21, 2023

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to the Registration Statement on Form N-2 for Eaton Vance Municipal Income Trust (the “Fund”) (File Nos.: 333-269206; 811-09141)

Dear Mr. Rosenberg,

This letter responds to comment(s) you provided to the undersigned via telephone on January 30, 2023 and February 7, 2023, on the Fund’s Registration Statement on Form N-2 filed on January 12, 2023 (Accession No. 0000940394-23-000033) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comment(s) below and immediately thereafter provided the Fund’s response. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement. The Registrant seeks effectiveness of the filing no later than March 29, 2023 or as soon as possible thereafter. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment: Please provide the auditor’s consent from the public accounting firm prior to effectiveness being granted.

Response:  The Fund so confirms.

  Comment: On p. 1 of the Prospectus, please add the work “predominantly” prior to the word “speculative” in the following sentence, as shown below:

Investing in shares involves certain risks, including that the Trust will invest substantial portions of its assets in below investment grade quality securities with predominantly speculative characteristics, commonly known as “junk” See “Investment Objective, Policies and Risks” beginning at page [__].

Response: The requested change will be made.

3.	Comment: On p. 17 of the Fund’s Prospectus, please remove reference in Leverage Risk to the segregation requirements and update to reflect Rule 18f-4.

Response: The first three sentences in Leverage Risk will read as follows:

Leverage Risk. As discussed above, the Trust currently uses leverage created by investing in residual interest bonds. The Trust has elected to comply with the asset coverage requirements of Section 18 with respect to its investments in residual interest bonds (as opposed to treating such interests as derivatives transactions). The Trust may change this election (and elect to treat these investments and other similar financing transactions as derivatives transactions) at any time.

4.	Comment: Please hyperlink documents in accordance with the FASTACT requirements.

Response: The Fund so confirms.

5.	Comment: In light of the adoption of Rule 18f-4, the rescission of Release 10666 and the withdrawal of related staff guidance addressing the treatment of reverse repurchase agreements and other similar financing transactions, please confirm how the fund proposes to comply with the asset coverage requirements of section 18 for residual interest bonds and related floating-rate notes.

Please modify related disclosures as appropriate including the disclosure referencing SEC Staff guidance on p.43 of the Funds’ prospectus.

Response: The Fund has modified the relate disclosures and included the following disclosure in the Fund’s Prospectus:

“The Fund has elected to comply with the asset coverage requirements of Section 18 with respect to its investments in residual interest bonds (as opposed to treating such interests as derivatives transactions). The Trust may change this election (and elect to treat these investments and other similar financing transactions as derivatives transactions) at any time.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655 or jlee@eatonvance.com.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President